EXHIBIT 99.1

North American Construction Group Ltd. First Quarter Results Conference Call and Webcast Notification

ACHESON, Alberta, April 18, 2019 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the First Quarter ended March 31, 2019 on Tuesday, April 30, 2019 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Wednesday May 1, 2019, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-877-291-4570
International: 1-647-788-4919

A replay will be available through June 1, 2019, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 1072404

The live and archived webcast can be accessed at:
http://event.on24.com/r.htm?e=1990864&s=1&k=7596D8A395C78CA1C45B494C4FD762BA

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Construction Group Ltd.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca

PDF available: http://ml.globenewswire.com/Resource/Download/6e283628-284a-4f46-99ca-71f0e505ba93